Exhibit 99.1

DRAFT

REPORT OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF ASML HOLDING N.V.

HELD ON APRIL 29, 2021

Chairman: G.J. Kleisterlee (the “Chairman”)

General

These minutes of the Annual General Meeting of Shareholders (“AGM” or the “Meeting”) of ASML Holding N.V. (“ASML” or the “Company”), held on April 29, 2021, are intended purely for informational purposes and are not intended to be complete. This document contains the minutes of the AGM held on April 29, 2021, and does not address any events that occurred thereafter. These minutes must be read in conjunction with the Agenda (and Explanatory Notes) for this AGM, the 2020 Integrated Report, ASML’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the financial year ending on December 31, 2020, and ASML’s other SEC filings and submissions. ASML does not guarantee the completeness or correctness of the information contained in these minutes and does not assume any obligation whatsoever to update or correct the information in these minutes after publication.

Cautionary Statement on Forward Looking Statements

This document contains statements that are forward-looking, including statements with respect to expected trends, including trends in end markets and technology industry and business environment trends, outlook and expected financial results for Q2 2021, including expected revenues, gross margin, R&D costs, SG&A costs and estimated annualized effective tax rate for 2021, expected growth in net sales in 2021, expectations on gross margin, R&D and SG&A for full year 2021, system bookings, expected increases in Logic and Memory demand and revenue, expected trends in IBM revenue, long term growth opportunity, revenue opportunity through 2025, future growth outlook towards 2025 and long term demand drivers, expected benefits and performance of new systems and applications, expanding end market applications driving semiconductor demand, the expectation that EUV will continue to enable Moore’s law and drive long term value for ASML, expected trends in demand, expected increase in output capability, product roadmap, expected EUV tool productivity and expectations on shipments in 2022, statements with respect to plans regarding dividends, including the intention to continue to return significant amounts of cash to shareholders through a combination of share buybacks and growing annualized dividends, the amount of the final dividend for 2020 and statements with respect to the 2020-2022 share buyback program including the amount of shares intended to be repurchased under the program and that expected cash generation enables opportunity for continued significant buybacks and that ASML expects early completion of the buyback program. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target”, and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions; product demand and

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semiconductor equipment industry capacity; worldwide demand and manufacturing capacity utilization for semiconductors; the impact of general economic conditions on consumer confidence and demand for our customers’ products; performance of our systems, the duration and continued or increased severity of the COVID-19 outbreak and measures taken to contain it and other risks related to the impact of COVID-19 on the global economy and financial markets, as well as on ASML and its customers and suppliers, including their operations, and other risks relating to COVID-19 and other factors that may impact ASML’s sales and gross margin, including customer demand (including demand in Logic and Memory and for our IBM services) and ASML’s ability to obtain supplies for its products, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, production capacity and our ability to increase capacity, the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, production capacity for our systems including delays in system production; our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation; availability of raw materials, critical manufacturing equipment and qualified employees; trade environment; import/export and national security regulations and orders and their impact on us, changes in exchange and tax rates; available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

1.	Opening

The Chairman opened the Meeting and welcomed all those present.

The Chairman explained at the beginning of the General Meeting that, for the second year in a row, ASML did not have the opportunity to meet its shareholders at ASML’s headquarters in Veldhoven. For ASML, the health of its employees, shareholders and other stakeholders is a top priority. That is why ASML had decided to hold the 2021 AGM fully virtually, in conformity with the emergency legislation: “Tijdelijke Wet COVID-19 Justitie en Veiligheid”. Shareholders had the opportunity to attend this meeting virtually, vote virtually and ask question before as well as during the meeting. The Chairman expressed a special welcome to all shareholders who were attending the meeting virtually.

Due to COVID-19 the number of members of the Board of Management and the Supervisory Board present in the AGM studio was limited. The Chairman introduced ASML’s President & CEO, Mr. Wennink, Mr. Van Den Brink, President & CTO and Mr. Dassen, EVP & CFO.

The Chairman also welcomed the other members of the Board of Management and the Supervisory Board, who attended the AGM via a video connection: Messrs. Van Hout, Schneider-Maunoury and Fouquet and Mmes. Aris, Smits-Nusteling and Kelly and Messrs. Grose, Stork, Schwalb, East and Durcan. Also, the Chairman extended a special welcome to Mrs. Conix, whose appointment as a member of the Supervisory Board was on the agenda.

Furthermore the Chairman introduced Mr. Van Delden who was present on behalf of KPMG Accountants N.V., ASML’s external accountant, to answer questions regarding the auditor’s report on ASML’s 2020 financial statements. The Chairman also welcomed Ms. Groenland, who was present via video connection on behalf of KPMG. Ms. Groenland had taken over from Mr. van Delden after completion of the 2020 audit in connection with audit partner rotation requirements.

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Finally, the Chairman introduced Mr. Reinier Kleipool, a civil law notary at De Brauw Blackstone Westbroek N.V., who acted as the secretary of the meeting.

The Chairman gave the floor to Mr. Kleipool. He explained the procedures for asking questions and voting during the meeting.

First of all, the Secretary explained that shareholders had been offered three different options to submit questions: i) prior written questions, which would be answered under the relevant agenda items; ii) live questions via the chat function of the online platform for shareholders participating virtually, and iii) live questions via a live video connection for shareholders participating virtually.

Next the Secretary explained the real-time voting process via the online platform, referring to the manual for virtual attendance and voting as well as the terms and conditions regarding virtual general meetings as published on ASML’s website.

The Secretary gave back the floor to the Chairman.

2.	Overview of the Company’s business, financial situation and sustainability (Discussion item)

The Chairman gave the floor to Mr. Dassen, who gave a summary of ASML’s financial situation in the year 2020 and the current situation at ASML (see presentation on www.asml.com/agm2021).

The Chairman gave the floor to Mr. Wennink, who gave a summary of the trends in the industry, ASML’s activities in the year 2020, personnel developments and how ASML supports communities and talent, also in view of the current special circumstances resulting from the Corona pandemic (see presentation on www.asml.com/agm2021).

After this update, the questions submitted prior to the Meeting as well as the questions asked via the live chat and the live video connection were answered. These questions and answers are set out in the appendix.

The Chairman noted that all questions had been answered that there were no further questions. He gave the floor to Mr. Kleipool who made a number of formal statements.

Mr. Kleipool stated that the total number of shares outstanding on the registration date for this AGM was 419,498,292, 6,134,571 of which were being held by the Company as treasury shares. There were therefore 413,363,721 outstanding ordinary shares carrying voting rights. Since one ordinary share gives entitlement to cast nine votes, this number of shares gives entitlement to cast 3,720,273,489 votes. Mr. Kleipool went on to say that the count showed that 8,443 shareholders were present or represented at the beginning of the Meeting, collectively representing a capital of EUR 29,043,909.72, entitling them to cast 2,904,390,972 votes. According to Mr. Kleipool, this meant that 78.07% of the issued share capital was present or represented.

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Finally, Mr. Kleipool stated that all voting items on the agenda, with the exception of items 6 and 7, could be adopted by a simple majority of votes cast, as more than half of the total outstanding share capital was represented at the Meeting. For agenda items 6 and 7 a statutory provision applied, requiring a 75% majority of votes cast in favor of the proposal.

The Chairman then moved on to item 3 of the agenda.

3a.	Advisory vote on the Remuneration Report for the Board of Management and the Supervisory Board for the financial year 2020 (Voting item)

The Chairman reported that the Remuneration Report has been prepared in accordance with the requirements of the revised EU Shareholders Directive, as implemented in Dutch legislation in 2019, and that, based thereon the General Meeting has an advisory vote on the Remuneration Report. The General Meeting would be asked to vote as to whether the Remuneration Report was clear and understandable.

The Chairman then gave the floor to Mr. Rolf-Dieter Schwalb, the chairman of the Remuneration Committee. Before discussing the execution on the Remuneration Policy in 2020, Mr. Schwalb explained the recent discussions that had taken place with governance organizations, proxy advisors and individual shareholders, mainly focusing on the level of transparency with regard to target setting and achievements, the discretionary adjustment made to the ROAIC score in 2020 and the targets related to sustainability . The main conclusions of these discussions were that there was a general consensus on why publication of certain target and performance levels was sensitive, but at the same time transparency could be further improved in some less sensitive areas. The outcome of these discussions would be taken into account in the preparation of the 2021 Remuneration Report. Mr. Schwalb then reported that a fundamental review the Remuneration Policy for the Board of Management would be performed in 2021, and the Remuneration Committee would also consider which targets work well and which ones are less effective. If deemed necessary, a revised Policy would be proposed to the General Meeting next year. It was noted that we would expect to choose a structure and targets relevant for ASML and for the Board of Management, and which support ASML’s strategy. Mr. Schwalb then provided further details on the implementation of the Remuneration Policy for the Board of Management in 2020 (see presentation on www.asml.com/agm2021).

After this presentation, the questions relating to this agenda item were answered, and a voting statement from the VEB was read. The questions and answers as well as the voting statement are set out in the appendix.

The Chairman moved on to item 3b of the agenda.

3b.	Proposal to adopt the financial statements of the Company for the financial year 2020, as prepared in accordance with Dutch law (Voting item)

The Chairman reported that ASML had once again drawn up two sets of financial statements for 2020, one according to U.S. GAAP and the other according to IFRS and Dutch law, and that the annual financial statements based on IFRS and Dutch law were the financial statements under the articles of association, which were now being submitted for adoption. The financial statements and the annual report are available for inspection at the Company’s offices and were also published on the Company’s website.

The Chairman invited Mr. Van Delden, ASML’s external auditor with KPMG, to report briefly on KPMG’s audit of ASML in 2020.

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Mr. Van Delden indicated that the scope of the audit was threefold: the IFRS financial statements, the financial statements according to U.S. GAAP, and the non-financial information. KPMG had issued an unqualified audit opinion for both the U.S. GAAP and IFRS Reports. It had also issued an unqualified assurance report for the non-financial information. Mr. Van Delden then highlighted a number of specific aspects of the audit. First, he commented that the high degree of centralization of ASML had enabled KPMG’s Dutch team to perform virtually the entire group-wide audit from ASML’s headquarters, as a result of which the audit coverage was relatively high. Coverage on the income statement and on the balance sheet amounted to 91% of the revenue and 87% of the assets respectively. The materiality threshold amounted to EUR 160 million. Next, Mr. Van Delden explained the key audit matter included in the auditor’s report: revenue recognition. KPMG paid special attention to revenue recognition, given the nature of the ASML’s business, in which it is practice to execute complex, long-term contracts covering a variety of tools. Other areas of attention included inventories, goodwill and tax position. As regards the impact of COVID-19, KPMG concluded that that COVID--19 had a minimum effect on ASML’s operations and long-term forecast. With regards to the impact on the audit, Mr. Van Delden explained that KPMG had benefited from the fact that ASML invested in digitization, as a result of which most of the audit work could be performed remotely. There was one exception: the inventory count at year-end was attended in person. Finally, Mr. Van Delden informed the General Meeting that, based on the requirements regarding lead audit partner rotation, Petra Groenland would take over his role as lead audit partner as of the 2021 audit. He thanked all ASML shareholders for their confidence in KPMG and himself and wished Petra Groenland all the best in her role as lead audit partner of ASML.

The Chairman thanked Mr. Van Delden for his professional services the past five years and noted that no questions had been asked prior to the meeting nor during the meeting and moved on to item 3c.

3c.	Clarification of the Company’s reserves and dividend policy (Discussion item)

The Chairman clarified the Company’s reserves and dividend policy: the Company aims to distribute an annual divided that will grow over time, paid semi-annually.

For a more detailed explanation of the Company’s reserves and dividend policy, he referred to the Explanatory Notes to the Agenda.

The Chairman noted that no questions had been asked prior to the meeting nor during the meeting and moved on to item 3d of the agenda.

3d.	Proposal to adopt a dividend for the financial year 2020 (Voting item)

The Chairman explained that on November 13, 2020, the Company paid an interim dividend equal to EUR 1.20 per ordinary share. The Board of Management proposed to the General Meeting to declare a final dividend of EUR 1.55 per ordinary share. This would bring the total dividend for the 2020 financial year to EUR 2.75 per ordinary share, an increase of 15% compared to prior year. The Chairman reported that the Supervisory Board had approved this proposal and he referred to the explanation given earlier.

The Chairman noted that no questions had been asked prior to the meeting nor during the meeting and moved on to item 4a of the agenda.

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4a.	Proposal to discharge the members of the Board of Management from liability for their responsibilities in the financial year 2020 (Voting item)

The Chairman informed the General Meeting that it was proposed to discharge the members of the Board of Management from liability for the performance of their responsibilities in the 2020 financial year. He did not provide any further explanation, noted that no questions had been asked prior nor during the meeting and moved on to item 4b of the agenda.

4b.	Proposal to discharge the members of the Supervisory Board from liability for their responsibilities in the financial year 2020 (Voting item)

The Chairman informed the General Meeting that it was proposed to discharge the members of the Supervisory Board from liability for the performance of their responsibilities in the 2020 financial year. He did not provide any further explanation, noted that no questions had been asked prior to the meeting nor during the meeting and moved on to item 5 of the agenda.

5.	Proposal to approve the number of shares for the Board of Management (Voting item)

Item 5 of the agenda was the proposal to make a maximum of 200,000 ordinary shares available for the remuneration of the Board of Management. The Chairman indicated that the ultimate grant of shares would be made by the Supervisory Board based on the applicable Remuneration Policy, by applying the calculation method described in that policy.

The Chairman continued by saying that this agenda item also included the proposal to designate the Board of Management as the body authorized to issue the aforementioned shares, with the Supervisory Board’s approval. This designation was being requested for the period from the present Meeting until the AGM to be held in 2022.

The Chairman then informed the General Meeting about the number of shares conditionally granted to the Board of Management. In 2021, 29,946 shares were conditionally granted to the Board of Management for the financial year 2021. The volume weighted average share price over the last quarter of 2020 was EUR 348.93. The General Meeting would also be informed about the number of shares that had been conditionally granted to the Board of Management for the financial year 2022.

The Chairman then noted that no questions had been asked prior and during the meeting and moved on to item 6 of the agenda.

6.	Proposal to adopt some adjustments to the Remuneration Policy of the Board of Management (Voting item)

The Chairman explained that this agenda item concerned the proposal to adopt certain changes in the Remuneration Policy of the Board of Management. The current Remuneration Policy of the Board of Management was adopted by the Shareholders meeting at the 2020 AGM. During 2020, the Remuneration Committee performed the recurring bi-annual review for the labor market reference group and the remuneration benchmark. Based on the result of the reference group review and benchmark, the Supervisory Board, upon recommendation of the Remuneration Committee proposed to make certain adjustments to the current Remuneration Policy. If adopted, these adjustments would be effective as of January 1, 2021. The reasons for the proposed adjustments to the Remuneration Policy were explained in the Rationale for the Remuneration Policy for the Board of Management. The Works Council had been timely given the opportunity to determine its position and give advice on the Remuneration Policy. The Works Council followed the Supervisory Board with the rationale for proposing the adjustments. Furthermore, the Works Council informed the Supervisory Board that it would not use its right to explain its position during the meeting.

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For the full text of the Remuneration Policy for the Board of Management, showing the proposed adjustments including the rationale, reference was made to the Remuneration Policy of the Board of Management (version 2021) as published on ASML’s website.

Mr. Schwalb, chairman of the Remuneration Committee, provided a short explanation on this topic (see presentation on www.asml.com/agm2021).

The Chairman then noted that no questions had been asked prior and during the meeting and moved on to item 7 of the agenda.

7.	Proposal to adopt some adjustments to the Remuneration Policy of the Supervisory Board (Voting item)

The Chairman explained that this agenda item concerned the approval of a number of changes in the Remuneration Policy of the Supervisory Board. The current Remuneration Policy of the Supervisory Board was adopted by the Shareholders meeting at the 2020 AGM. The Supervisory Board, upon recommendation of the Remuneration Committee proposed to make certain adjustments to the current Remuneration Policy. If adopted, these adjustments would be effective as per April 1, 2021. The Chairman continued by saying that the reasons for the proposed adjustments to the Remuneration Policy were explained in the Rationale for the Remuneration Policy for the Supervisory Board. The Works Council had been timely given the opportunity to determine its position and give advice on the Remuneration Policy. The Works Council followed the Supervisory Board with the rationale for proposing the adjustments. Furthermore, the Works Council informed the Supervisory Board that it would not use its right to explain its position during this meeting.

For the full text of the Remuneration Policy for the Supervisory Board, showing the proposed adjustments including the rationale, reference was made to the Remuneration Policy of the Supervisory Board (version 2021) as published on ASML’s website.

Mr. Schwalb, chairman of the Remuneration Committee, provided a short explanation on this topic (see presentation on www.asml.com/agm2021).

The Chairman then noted that no questions had been asked prior nor during the Meeting and moved on to item 8 of the agenda.

8.	Composition of the Board of Management (Non-Voting item)

This agenda item concerned the composition of the Board of Management. As announced on January 20, 2021, Mr. Van Hout would retire as a member of our Board of Management upon the completion of his appointment term, which ended per the 2021 AGM.

As explained in the Explanatory Notes to the Agenda, ASML would not appoint a successor to Mr. van Hout. As a result, the Board of Management would consist of five members again per the 2021 AGM. The Chairman added that, with the appointment of Mr. Fouquet in 2018, the total number of members of the Board of Management had been increased from 5 to 6 in order to create extra management capacity during the critical phase of ramping up the EUV production and organizing the High NA program. The responsibilities of Mr. van Hout would be taken over by the other members of the Board of Management to ensure the continuity of the execution of ASML’s strategy.

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The Chairman extended a word of gratitude to Mr. Van Hout, after which Mr. Van Hout extended a word of gratitude to all ASML stakeholders.

The Chairman then noted that no questions had been asked prior nor during the meeting and moved on to item 9 of the agenda.

9.	Composition of the Supervisory Board (one Voting and on Discussion item)

As announced during the 2020 AGM, Ms. Smits-Nusteling and Mr. Grose would retire by rotation at the 2021 AGM.

Ms. Smits-Nusteling and Mr. Grose were not available for reappointment and would therefore stepdown as members of the Supervisory Board. The Chairman extended a word of gratitude to Ms. Smits-Nusteling and Mr. Grose.

Under agenda item 9a, Ms. Birgit Conix was nominated for appointment as a member of the Supervisory Board. After the retirement by rotation of Ms. Smits-Nusteling and Mr. Grose, and provided that Ms. Conix would be appointed by the General Meeting, the Supervisory Board of ASML would consist of 8 members again. This was in line with the explanation regarding the temporary nature of the increase of the number of Supervisory Board members that was provided during the 2020 AGM.

The Chairman proceeded to agenda item 9a.

9a.	Proposal to appoint Ms. B. Conix as a member of the Supervisory Board (Voting item)

The Supervisory Board had nominated Ms. Conix for appointment as member of the Supervisory Board. The Explanatory Notes to the Agenda contained the rationale for this nomination as well as the details of Ms. Conix. The appointment of Ms. Conix would be for a period of 4 years from the date of this General Meeting. The Chairman reported that the Supervisory Board was convinced that ASML and the Supervisory Board in particular would benefit from the knowledge, experience and management skills of Ms. Conix, in particular given her financial experience in various sectors and countries.

The Works Council had been timely given the opportunity to determine its position regarding the proposed appointment of Ms. Conix and had indicated to the Supervisory Board that it is in favor thereof.

The Chairman then noted that no questions had been asked prior nor during the meeting and moved on to item 9b of the agenda.

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9b.	Composition of the Supervisory Board in 2022 (Non-Voting item)

The Chairman gave notice of the vacancies that would arise in the Supervisory Board in 2022. He reported that, in 2022, Ms. Kelly and Mr. Stork would retire by rotation. The General Meeting and the Works Council will have the right to recommend candidates for the vacancies that will arise. For the vacancy arising due to the retirement by rotation of Ms. Kelly, the Works Council has an enhanced right of recommendation.

10.	Proposal to appoint KPMG Accountants N.V. as the external auditor for the reporting year 2022 (Voting item)

This proposal concerned the appointment of KPMG Accountants N.V. as external auditor for the reporting year 2022. As described in the Explanatory Notes to the Agenda, the Audit Committee performed an independent assessment of the performance of KPMG as ASML’s external auditor over the financial year 2020. The survey addressed, among others, the quality, scope and planning of the audit and the independence and reporting of the external auditor. Based on the outcome of the survey, the Audit Committee had proposed to again appoint KPMG as external auditor; the Supervisory Board, per the recommendation of its Audit Committee, therefore proposed to appoint KPMG as the Company’s external auditor.

Furthermore, as touched upon earlier during the AGM, the Chairman referred to the lead audit partner rotation per the 2021 audit, and he extended a word of gratitude to Mr. Van Delden and welcomed Ms. Groenland as new lead audit partner. Ms. Groenland then briefly introduced herself to the General Meeting.

The Chairman then noted that no questions had been asked prior nor during the meeting and moved on to item 11 of the agenda.

11.

Proposals to authorize the Board of Management to issue ordinary shares or grant rights to subscribe for ordinary shares, as well as to restrict or exclude the pre-emption rights accruing to shareholders (Voting items)

Introducing item 11 of the agenda, the Chairman noted that this item consisted of four voting items, specifically a, b, c and d, and that he would first give a general explanation on the overall agenda item, after which a brief explanation would be given on each voting item separately.

The Chairman said that, although this item was an annually recurring one, it was still an important one for ASML. It is in ASML’s interest and that of its shareholders to be able to react timely and quickly if particular circumstances arise, for which an issue of shares is required. Therefore, the Board of Management would like to have the authorization to issue shares when such circumstances would arise and to exclude the pre-emption right in situations in which it would be necessary to act quickly. In the past, this agenda item was for example used in relation to mergers and acquisitions. The authorizations to be granted would be valid for 18 months, specifically up to and including October 29, 2022. If the proposals in this agenda item would be approved, the existing authorizations would cease to apply. For all proposals of this agenda item, prior approval from the Supervisory Board was required in case the Board of management would intend using the authorizations granted.

Item 11a of the agenda was a proposal to appoint the Board of Management as the body authorized to issue ordinary shares or grant rights to subscribe for ordinary shares for general purposes, limited to 5% of the issued share capital at the time of delegation. Item 11b of the agenda was a proposal to authorize the Board of Management to restrict or exclude the pre-emption rights accruing to shareholders in

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connection with item 11a. Item 11c of the agenda was a proposal to authorize the Board of Management to issue ordinary shares or grant rights to subscribe for ordinary shares, limited to 5% of the Company’s issued share capital at the time of this Meeting, which 5% may only be used in connection with or in the event of M&A activities such as mergers, acquisitions, and/or strategic alliances. Item 11d of the agenda is a proposal to authorize the Board of Management to restrict or exclude the pre-emption rights accruing to shareholders in connection with item 11c of the agenda.

The Chairman noted that there were no questions and he went on to discuss items 12 and 13 of the agenda.

Introduction to items 12 and 13 authorization to acquire and cancel ordinary shares

Introducing items 11 and 12 of the agenda, the Chairman explained that these were also standard items on the agenda and that they contained proposals to execute share buybacks and cancellations of shares.

ASML wants sufficient flexibility in returning capital to the shareholders. To achieve this flexibility, the AGM was being asked to mandate further share buybacks and approve cancellations of shares to enable the Company to implement further share buyback programs should the Company decide on that course of action.

The two authorizations as proposed in agenda item 12 would allow ASML, in combination with the proposal under agenda item 13, to (i) acquire a maximum of 10% of the issued share capital; (ii) cancel these shares; (iii) acquire once again a maximum of 10% of the issued share capital; and subsequently (iv) cancel these shares.

The Chairman explained that the implementation of further share repurchase programs depends on many factors and shareholders are advised that there is no certainty as to further return of capital or as to the timing of another potential execution of a return of capital to shareholders, nor as to the method of achieving such return.

12. Proposals to authorize the board of management to acquire ordinary shares (Voting items)

The Chairman explained that item 12a of the agenda was a proposal to authorize the Board of Management to repurchase a maximum of 10% of the Company’s currently issued capital, subject to the Supervisory Board’s approval on the conditions set out in the Explanatory Notes to the Agenda.

Item 12b of the agenda was a proposal to authorize the Board of Management to repurchase an additional maximum of 10% of the Company’s currently issued capital on the conditions referred to in item 12a of the agenda and subject to the additional conditions set out in the Explanatory Notes to the Agenda.

The reason that this additional authorization was being requested was to have further flexibility in executing the return of capital to the shareholders.

The requested authorizations would be valid for 18 months, effective as of today and ending on October 29, 2022. If the General Meeting adopted the proposals set out in this agenda item, the existing authorizations would cease to apply.

The Chairman established that there were no questions and proceeded to item 13.

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13. Proposal to cancel ordinary shares

The Chairman explained that this item on the agenda concerned the cancellation of a number of ordinary shares held by ASML or repurchased by ASML on the basis of the authorization under item 12 of the agenda, to the extent that these ordinary shares were not being used to cover obligations under employee share and/or stock option plans.

The Chairman indicated that this cancellation could be carried out in one or more tranches. The number of shares subject to cancellation will be determined by the Board of Management, but will never exceed 20% of the issued share capital as at April 29, 2021.

The Chairman established that no questions had been submitted prior to the meeting nor during the meeting, The Chairman announces that the voting would be closed and proceeds to agenda item 14.

14. Any other business

The Chairman gave the floor to the secretary to check if there were any questions concerning topics not yet addressed during this AGM and if any questions have been submitted during the meeting, which have remained unanswered. The Secretary established that one follow-up question had been submitted via the chat application. This question and the answer are set out in the appendix.

The Chairman gave the floor to Mr. Kleipool in order to present the voting results.

The secretary presented the voting results as follows. The voting results are also made available on ASML’s website (www.asml.com/agm2021).

Agenda item 3a: Advisory vote on the remuneration report for the Board of Management and the Supervisory Board for the financial year 2020

Overview votes		Percentage
For	2,435,535,441	85.07%
Against	427,399,047	14.93%
Abstained	41,452,641
Not voted	3,843
Total	2,904,390,972

Agenda item 3b: Proposal to adopt the financial statements of the Company for the financial year 2020, as prepared in accordance with Dutch law

Overview votes		Percentage
For	2,884,415,679	99.93%
Against	2,143,548	0.07%
Abstained	17,827,650
Not voted	4,095
Total	2,904,390,972

Agenda item 3d: Proposal to adopt a dividend in respect of the financial year 2020

Overview votes		Percentage
For	2,898,092,331	99.84%
Against	4,521,600	0.16%
Abstained	1,772,946
Not voted	4,095
Total	2,904,390,972

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Agenda item 4a: Proposal to discharge the members of the Board of Management from liability for their responsibilities in the financial year 2020

Overview votes		Percentage
For	2,840,630,022	98.68%
Against	38,102,220	1.32%
Abstained	25,654,635
Not voted	4,095
Total	2,904,390,972

Agenda item 4b: Proposal to discharge the members of the Supervisory Board from liability for their responsibilities in the financial year 2020

Overview votes		Percentage
For	2,842,131,006	98.68%
Against	38,128,527	1.32%
Abstained	24,127,344
Not voted	4,095
Total	2,904,390,972

Agenda item 5: Proposal to approve the number of shares for the Board of Management

Overview votes		Percentage
For	2,790,698,697	96.19%
Against	110,393,145	3.81%
Abstained	3,295,035
Not voted	4,095
Total	2,904,390,972

Agenda item 6: Proposal to adopt certain adjustments to the Remuneration Policy for the Board of Management

Overview votes		Percentage
For	2,717,951,058	93.86%
Against	177,941,214	6.14%
Abstained	8,494,605
Not voted	4,095
Total	2,904,390,972

Agenda item 7: Proposal to adopt certain adjustments to the Remuneration Policy for the Supervisory Board

Overview votes		Percentage
For	2,867,805,225	98.90%
Against	31,837,329	1.10%
Abstained	4,744,323
Not voted	4,095
Total	2,904,390,972

Agenda item 9a: Proposal to appoint Ms. B. Conix as member of the Supervisory Board

Overview votes		Percentage
For	2,878,254,675	99.64%
Against	10,478,889	0.36%
Abstained	15,653,313
Not voted	4,095
Total	2,904,390,972

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Agenda item 10: Proposal to appoint KPMG Accountants N.V. as External Auditor for the reporting year 2022

Overview votes		Percentage
For	2,898,029,133	99.93%
Against	2,149,722	0.07%
Abstained	4,208,022
Not voted	4,095
Total	2,904,390,972

Agenda item 11a: Authorization to issue ordinary shares or grant rights to subscribe for ordinary shares up to 5% for general purposes

Overview votes		Percentage
For	2,895,795,018	99.76%
Against	6,838,344	0.24%
Abstained	1,753,515
Not voted	4,095
Total	2,904,390,972

Agenda item 11b: Authorization of the Board of Management to restrict or exclude pre-emption rights in connection with agenda item 11 a)

Overview votes		Percentage
For	2,869,370,388	98.88%
Against	32,647,077	1.12%
Abstained	2,369,412
Not voted	4,095
Total	2,904,390,972

Agenda item 11c: Authorization to issue ordinary shares or grant rights to subscribe for ordinary shares up to 5% in connection with or on the occasion of mergers, acquisitions and/or (strategic) alliances

Overview votes		Percentage
For	2,893,181,418	99.67%
Against	9,442,215	0.33%
Abstained	1,763,244
Not voted	4,095
Total	2,904,390,972

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Agenda item 11d: Authorization of the Board of Management to restrict or exclude pre-emption rights in connection with agenda item 11 c)

Overview votes		Percentage
For	2,854,591,812	98.35%
Against	47,891,340	1.65%
Abstained	1,903,527
Not voted	4,293
Total	2,904,390,972

Agenda item 12a: Authorization to repurchase ordinary shares up to 10% of the issued share capital

Overview votes		Percentage
For	2,866,566,627	98.81%
Against	34,658,559	1.19%
Abstained	3,161,511
Not voted	4,275
Total	2,904,390,972

Agenda item 12b: Authorization to repurchase additional ordinary shares up to 10% of the issued share capital

Overview votes		Percentage
For	2,796,223,599	96.59%
Against	98,626,896	3.41%
Abstained	9,536,202
Not voted	4,275
Total	2,904,390,972

Agenda item 13: Proposal to cancel ordinary shares

Overview votes		Percentage
For	2,878,290,396	99.17%
Against	24,206,310	0.83%
Abstained	1,889,991
Not voted	4,275
Total	2,904,390,972

The Chairman established that all proposals were adopted and congratulated Ms. Conix with her appointment as a Supervisory Board member.

15. Closing

The Chairman closed the Meeting at 16:11 hrs. and thanked the shareholders for their participation and contribution.

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Appendix

Questions and related answers

In connection with the Annual General Meeting of Shareholders of

ASML Holding N.V. dated April 29, 2021

Agenda item 2: Overview of the Company’s business, financial situation and sustainability

Questions submitted prior to the AGM

Question 1: Over the last months, main customers of ASML have announced substantial increases of investments. To what extent is ASML able to scale up its production to meet the high demand for EUV systems? (Vereniging van Effecten Bezitters, VEB)

Answer: It will not be easy to solve the shortage of chips that we are seeing today. Demand is high and the production of chips is complex with long lead times in a complex supply chain. With regards to EUV, we announced in connection with our Q1 results announcement that EUV capacity is expected to be increased to 55 systems in 2022. With regards to the non-advanced chips, the following applies: the entire industry is doing everything in its power to address the shortage and to (1) increase capacity by increasing efficiency, (2) utilize square meters in factories to the max, (3) build new factories to eventually meet the demand for chips. Building new factories takes time. Currently we are discussing the three steps with our suppliers. We believe that the capacity for non-advanced chips can be extended this year and possibly the next year as well.

Question 2: The most optimistic forecast for 2025 outlined by ASML, seems currently outdated. Within what period ASML plans to provide its shareholders an update regarding the mid-/long-term forecasts? (VEB)

Answer: In November 2018, we communicated our revenue expectations for 2025 to the market as between EUR 15 and 24 billion. Looking at the revenue expectations for 2021, we can expect that ASML will reach this bandwidth in 2021. We will update our expectations regarding long term revenue as well as profitability and communicate on this topic during the Capital Markets Day in September 2021.

Question 3: Over the last few years, chip manufacturers have made high CAPEX investments in production capacity. An increasing part has ended up with lithography equipment makers (ASML in particular). How much does ASML think that this share will increase by a further shift of customers to more expensive EUV technology? (VEB)

Answer: With respect to the more advanced factories, we expect that a large percentage of the investment will go to the advanced lithography systems. The demand for non-advanced chips is increasing as well, but in this area, development will likely be not as fast due to the lower sales price of non-advanced systems. The share of lithography investment per invested euro is therefore lower. We expect that the percentage of lithography of the total capital investment will increase, but not only due to EUV.

Question 4: The ASP of ASML’s EUV systems has increased substantially over the past year, also due to continued development of EUV models. What are your expectations with regards to the pace of ASP increases for the coming years? (VEB)

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Answer: We will continue to develop new EUV systems which will create value for our customers, this is in line with the trend of the last few decades. We expect that the ASP will increase as a function of additional value being delivered for instance with regards to productivity, yield and overlay. We expect that with every new model there will be a step up in ASP, depending on the added value.

Question 5: ASML might benefit from China’s ambition to manufacture its own chips. To what extent would this development, enabled by companies like SMIC, speed up the demand for EUV machines (if export to China would be permitted)? (VEB)

Answer: The demand for Lithography machines is determined by the worldwide demand for chips. As the structural growth of chips remains, we expect that the demand for lithography machines will be significant. Where the chips will be made is not particularly relevant. The aim of countries to become sovereign in the field of technology will bring a certain level of capital inefficiency which will likely result into the need for additional lithography systems.

Question 6: The US Government considers expanding the EUV related export control restrictions in respect of China also to other ASML systems. Which (financial) interests are at stake if the export of DUV systems would also become subject to a similar export ban? (VEB)

Answer: If it would no longer be possible to deliver DUV systems to China, it is our expectation that these systems will be shipped to other locations. For the worldwide demand for chips, it is not relevant where these systems are located. The discussion regarding the export ban to China is a political debate and, in the end, a political decision that would result in regulations, which ASML will adhere to. The question is whether it is useful to apply additional export restrictions for China with respect to DUV: DUV immersion technology has already been present in China for approximately 13 to 14 years. Progression in nodes has been reached by multiple exposure patterning and by developments in the field of deposition and etch technology outside lithography.

Question 7: ASML generates the largest part of its revenue and profit from the sale of non-EUV machines. Does ASML expect any developments in the market for these machines, which will have a negative impact on the market share of ASML against Canon and Nikon - for example the lower Japanese Yen? (VEB)

Answer: So far, the yen has not been relevant for the development of ASML’s market share with regards to the less-advanced segment. In this field, differences in productivity are more important. Particularly with the somewhat older technology, the differences in productivity are smaller and the competition is strong. Also, capacity has an important role: when ASML is not able to deliver, it is our expectation that our competition will do everything necessary to fulfill this demand. We do not expect any changes in the competitive landscape and have not changed our assumptions with regards to ASML’s DUV market share.

Questions submitted live during the AGM:

Question 8: ASML has several DUV systems in her portfolio. Can you tell us more about the gross margins on those DUV systems? (VEB)

Answer: We will not disclose our gross margins of our DUV systems.

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Question 9: Can ASML predict that Moore’s law will be maintained in the next years? (Ms. Cook)

Answer: Moore’s law is an economic rule that states that as more functions can be placed on a chip, the less the chips cost in the end. Lithography is a scaling engine, but it is not the only one. There are multiple scaling engines that drive Moore’s Law. We expect that lithography as scaling engine will be an important driver for Moore’s law for at least the coming 10 to 15 years.

Question 10: Recent events, such as the extreme cold in Texas, the fire at Renesas in Japan, the Covid outbreak or the Suez channel blockage showed the vulnerability of the global logistics network. It also re-emphasized the increasing risk that climate disruption and other sustainability-related disasters pose to global industries and their supply chains. VBDO would therefore like to compliment ASML on publishing its first Task Force on Climate-related Financial Disclosures (TCFD) report in 2020, in which it reports on the risks of the physical effects of climate change. In this report, ASML states their expectation that climate change will not severely impact ASML, as neither ASML nor its first-tier suppliers operate in high-risk areas. However, VBDO expects ASML’s suppliers beyond the first tier to be exposed to significant risks from climate change. For example, sourcing of key materials, such as tin, has been established as significantly exposed to physical climate change risks.

Does ASML have a roadmap to expand its risk assessment beyond tier 1 suppliers, thereby future proofing its risk management and preventing future supply chain disruptions? (Vereniging van Beleggers voor Duurzame Ontwikkeling, VBDO)

Answer: Our supply chain (tier 1) is large, with nearly 5,000 suppliers in our supplier base. Most of them are located in Europe and is not located in high risk areas in terms of climate change risk. We use a risk-based approach to assess our supply chain, which is audited as well. We impose strict standards and conditions to our supply chain and enforce them as well. It is a major challenge to apply this approach in the same way on tier-1 suppliers. As a result, our approach has always been to encourage our tier-1 suppliers to apply and enforce our RBA code of conduct on their suppliers. This way a cascading effect is achieved within the whole supply chain

Question 11: ASML identifies and monitors material problems related to their workforce and the workforce of its first-tier suppliers. VBDO greatly values ASML’s current efforts. However, ASML does not monitor human rights risks and labor conditions at deeper tiers of the supply chain. VBDO regrets this, as the material problems related to the workforce can be expected to be more prevalent and more severe in deeper levels of the supply chain, and EU regulations are expected to tighten soon. VBDO understands that it can be a significant challenge to map the whole supply chain, yet in evaluating only the first tier of suppliers, ASML is not completely fulfilling its due diligence duties towards those who contribute to their operations and products.

Does ASML have a clear roadmap to continuously improve understanding of its supply chain and what can VBDO expect in the next two years? (VBDO)

Answer: Our supply chain (tier 1) is large, with nearly 5,000 suppliers in our supplier base. From this total, 65 are major suppliers accounting for 80% of our supply chain spend (EUR 7.6bn). Our suppliers develop and manufacture highly specialized parts and modules for us. Most of them are located in Europe (with a strong rule of law) and are law abiding.

We use a risk-based approach to assess our supply chain. Our robust framework consists of the following:

•	We require our suppliers to acknowledge and adhere to the RBA Code of Conduct.

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•	We have contractually agreed with tier 1 suppliers that they need to cascade this requirement to their own supply chain
•	In our supply chain risk management, we screen our full supply base on social, environmental and ethical risks
•	We assess major suppliers on compliance with the RBA via the comprehensive RBA SAQ (labor, ethics, health & safety, and environment). We follow up with the suppliers if gaps are identified.
•	Through the business continuity program, we discuss with our suppliers potential risks they see in their own supply chain.

Question 12: Supermarkets are confronted with the same challenge regarding its supply chains, they even have more suppliers. Do you expect that the approach as described above (question 11) in relation to the EU regulation, that has been prepared with even stricter requirements, will be sufficient? (VBDO)

Answer: The appropriate approach depends on the sector and industry. Sales and purchasing at ASML pertains to advanced technology. Our suppliers purchase in those areas where high tech products are being made. Our first and second tier suppliers are mainly located in Europe. Performing an effective risk analysis on the supply chain, followed by a definition of the best approach, is preferred. That is what ASML has done with the first tier suppliers with the requirement/obligation to apply the same code of conduct on their suppliers.

Question 13: At the 2020 AGM, ASML outlined that it was in the process of developing a Diversity & Inclusion (D&I) policy, which was expected to be completed by end 2020/early 2021 (2020 AGM, p.17). However, ASML stated that this novel policy is not yet finished (AR 2020, p.111). Therefore, VBDO is very curious about the progress and contents of the new policy in general and specifically the inclusion part of it. ASML states in its annual report that inclusion is currently lagging behind its diversity (AR, p.44). VBDO would like to emphasize the fact that inclusion is an important driver of diversity, as has been shown by the fact that 39% of employees would consider leaving their employer for a more inclusive employer. Inclusion is especially salient for ASML because increasing diversity is inherently challenging considering ASML’s highly technical workforce (AR, p.43-44). (VBDO Engagement letter AGM 2021):

When can stakeholders expect ASML to publish its new D&I policy and what concrete methods will ASML employ to enact this policy, such as: relevant KPIs and targets and regular engagement with stakeholders on the topic of inclusion? (VBDO)

Answer: The Diversity & Inclusion policy is expected to be finalized soon. The past Covid-19 year has caused some delay in the project. Our concept is ready, and we expect to report on this in the 2021 annual report. We expect to report clear KPIs because diversity & Inclusion is high on our agenda -not only in the Netherlands but also in the US. We have a Diversity & Inclusion council in the US, and we will extend that to a worldwide council. Diversity has various aspects. At ASML, we don’t only focus on equal treatment based on gender but also on equal treatment of people with disabilities, different sexual orientation, nationality, etc.

Question 14: VBDO appreciates the continued efforts of ASML to confirm to the five-step OECD framework for responsible sourcing of conflict minerals, as expanded on in ASML’s 2019 conflict minerals report. VBDO concludes that ASML is already confirming to the first step of the framework. However, ASML is currently not following each of the five steps of the OECD framework. In addition to that, at the 2020 AGM, ASML stated that it would improve its conflict minerals policy in 2020, however, no significant change has been reported.

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Can ASML report on conflict minerals due diligence in accordance with the framework and commit to a roadmap for aligning with the OECD guidelines completely? (VBDO)

Answer: Our due diligence is consistent with the guidelines of the OECD. We will take this point into consideration for our 2021 reporting.

Question 15: ASML has a (small) interest in Smart Photonics. Which further role would ASML like to play in the photonics market? (VEB)

Answer: The photonics market is one of the markets that ASML is very enthusiastic about, since this is one of the drivers of the digital transition and as such the market in which ASML operates. ASML has a small participation in Smart Photonics, because photonics chips are produced with lithography technology. ASML has supplied tools (including maintenance) as an ‘in kind’ contribution to support the photonics industry in Brainport Eindhoven.

Agenda item 3a: Advisory vote on the Remuneration Report for the Board of Management and the Supervisory Board for the financial year 2020 (Voting item)

Questions submitted prior to the AGM

Question 16: In the Remuneration Report, ASML has, despite the SRD II guidelines, not disclosed the exact target levels (threshold, at target and maximum) with regard to the STI. Would ASML consider including more disclosures in this area in the next Remuneration Reports? (VEB)

Answer: The answer to this question in included in the introduction to agenda item 3a as provided by Mr. Schwalb.

Question 17: The Supervisory Board applied an upward adjustment for the pay-out related to the ROAIC performance metric of the LTI plan due to higher than anticipated investments in R&D and CAPEX since target setting. Why did the Supervisory Board not include this adjustment in the proposal to update the Remuneration Policy for the Board of Management as submitted to the 2020 AGM? (VEB)

Answer: The Remuneration Policy provides the Supervisory Board with the discretionary power to adjust the incentive pay-out up- or downward if it feels that the outcome is unreasonable. This discretionary power can be applied in special cases, and you would typically not include such special cases in the Policy.

Question 18: ASML explains that the ROAIC is calculated by deducting NOPAT from the operational profit and dividing the result by the average invested capital. It is unclear how these subsections are calculated. Is ASML willing to share the underlying calculation and can ASML confirm that it will share this calculation in the coming annual results? (VEB)

Answer: First, to be correct, the ROAIC is calculated by dividing NOPAT by average invested capital. With regards to further defining NOPAT and average invested capital as well as disclosing the exact calculation of the ROAIC, we need to discuss internally how we can share this with the public. At this moment, we think we may be able to provide more transparency. Nevertheless, we need to discuss this topic internally and we will look into where we can further increase transparency in the Remuneration Report.

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Voting statement VEB (submitted prior to the AGM)

“The VEB is of the opinion that the remuneration report of ASML provide shareholders with insufficient insight. For example, it cannot be deduced how the final score on the applicable performance targets relates to the predetermined target. It is also unclear what, for example, the threshold and maximum have been per individual performance criterion. Because these are high-level targets, such as the EBIT margin, gross margin on EUV systems and free cash flow, it is difficult to say that these targets are commercially or strategically sensitive.

The VEB calls on ASML to provide additional information on the implementation of the remuneration policy from the 2021 remuneration report onwards in order to better align with the Shareholders’ Directive and the associated guidelines.

The VEB is also critical of the Supervisory Board’s discretionary intervention in the remuneration policy. Such an intervention can only be justified in exceptional, unforeseeable circumstances and in a way that does justice to the one-off nature that underlies this adjustment. This is not the case here, all the more so because ASML submitted the remuneration policy to shareholders for approval last year. It would have been reasonable to incorporate the said adjustment in the remuneration policy at the time.

The VEB will abstain.”

Agenda item 14: Any Other Business

Questions submitted live during the AGM

Question 19: Earlier this year, ASML indicated during an investor meeting that the gross margin of the KrF systems is somewhat lower because of competition. Does this also apply to other non-EUV systems? (VEB)

Answer: Krf technology (early DUV technology) is about 20 years old, but it is still a widely used technology and as such an interesting market for ASML. This technology is being offered by various competitors of ASML. ASML competes based on the productivity of the tools, among other factors. In the past, the differences in productivity between ASML and the competition were quite small, but the differences have increased where it concerns newer tools. In order to further increase the productivity of the Krf tools, ASML started an R&D program to be able to offer Krf technology on the newer NXT platform. All in all, pressure on gross margin mainly applies to the older Krf systems, not so much to the newer systems.

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